020-7453-1039

September 9, 2008

Ladies and Gentlemen:

Capital Product Partners, L.P. – File Number 333-153274
Registration Statement Filing on Form F-3

On August 29, 2008, Capital Product Partners, L.P. (the “Company”) filed a Form F-3 registration statement (the “Registration Statement”) with the Securities and Exchange Commission. The Registration Statement inadvertently left out the language required under Rule 473(a) of the Securities Act of 1933, as amended, relating to “delaying amendments.”  As such, the Company hereby amends the Registration Statement to incorporate into the facing page the following language from Rule 473(a):

“The registrant hereby amends this registration statement, on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until  the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Very truly yours,

/s/ Edward Welch
Associate

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549